Form 10-K405, Exhibit 13
period 1999-12-31
UNITED DOMINION INDUSTRIES LIMITED
filed 2000-03-30
CIK 29590

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


United Dominion Industries


The following is management's discussion and analysis of significant factors that have affected the results of operations and financial condition of United Dominion Industries Limited (the "company"). It should be read in conjunction with the Consolidated Financial Statements and accompanying notes which have been prepared based on accounting principles generally accepted in Canada. Note 14 to these statements describes differences between Canadian and United States generally accepted accounting principles (GAAP). Also, as described in "Accounting Pronouncements," the company's financial statements have been, and will be, affected by certain newly issued accounting rules.

Results of Operations - 1999 vs. 1998

Sales of $2.15 billion in 1999 were 6% higher than the $2.02 billion reported for 1998. There were a number of non-recurring items recorded in net income in 1999 and 1998 which impacted the comparison of results for the two years. Excluding these items from both years, segment profit would have totaled $227.2 million, a 7% increase over 1998; net income would have totaled $98.4 million, a 13% increase over 1998; related earnings per share would have totaled $2.48 per share, a 15% increase over $2.15 per share in 1998 and earnings before goodwill charges would have equaled $2.99 per share, a 16% increase over 1998. These improvements were driven largely by the impact of acquisitions.

    The net impact of the non-recurring items was a decrease in per share earnings of approximately $.24 in 1999 and an increase in per share earnings of $.30 in 1998. After taking these items into account, the company reported net income of $88.9 million ($2.24 per share) in 1999, an 11% decline from the $99.7 million ($2.45 per share) reported for 1998. Income before goodwill charges totaled $110.6 million ($2.79 per share) in 1999, a 6% decline from $117.2 million ($2.88 per share) reported for 1998. Segment profit of $205.0 million in 1999 represented a 1% decrease from 1998 segment profit of $207.4 million.

    The non-recurring items included the following:

    - In late 1998, the company announced a cost reduction program which included reductions in force and facility rationalizations. These actions resulted in a pre-tax charge to 1998 earnings of $16.3 million, of which $9.5 million was reflected in segment profit and $6.8 million was reflected in corporate expenses. In 1999, the company expanded this cost reduction program to include, among other initiatives, additional facility rationalizations/relocations and the discontinuation of several unprofitable product lines. These actions resulted in a pre-tax charge to 1999 earnings of $22.2 million, all of which was reflected in segment profit.

    - The company recorded approximately $1.5 million and $15.2 million (pre-tax) in 1999 and 1998, respectively, of non-recurring charges primarily relating to previously divested units and litigation settlements. See Note 3 in the accompanying Consolidated Financial Statements.

    - During 1999, the company recorded income of $5.6 million (after-tax) associated with favorable foreign tax settlements, while in 1998 the company recorded income of $23.8 million (after-tax) associated with a foreign tax refund. See Note 4 in the accompanying Consolidated Financial Statements.

    - Also during 1998, the company completed the sale of the motor product line assets of Marley Pump Company (included in the Flow Technology segment) and recorded a pre-tax gain of $11.3 million. See Note 3 in the accompanying Consolidated Financial Statements.

  Other factors that influenced the year-to-year comparison were as follows:

    - Net interest expense increased 12% from $35.8 million in 1998 to $40.2 million in 1999 primarily due to the aforementioned acquisitions and a share repurchase program initiated in late 1998. The company spent approximately $194 million on these actions which led to additional borrowings in 1999. Although the share repurchases led to increased borrowings and interest expense, the lower number of shares outstanding had a beneficial impact on earnings per share.

    - Excluding the previously mentioned tax settlements and refund, the provision for income taxes in 1999 was 11% higher than in 1998 due to an increase in pre-tax earnings. The overall effective tax rate would have been 33.5% in 1999 as compared to 34.0% in 1998.

Flow Technology

Sales of $992 million in 1999 were 5% higher than 1998 sales of $946 million. Excluding the affects of acquisitions, sales would have declined by 2%. Segment profit of $94.0 million declined 3% from the $96.6 million reported in the prior year. Eliminating non-recurring items in both years, segment profit would have increased 9%, all of which was attributable to acquisitions. Operating margins (excluding non-recurring items) would have increased from 9.8% in 1998 to 10.3% in 1999.

    Marley Cooling Tower's sales, earnings and operating margins declined in 1999 from a very strong 1998. Steady HVAC and strong electric power markets were more than offset by weakness overseas (most notably in Great Britain). Domestic industrial sales declined which has caused extremely competitive pricing levels in its key petroleum and petrochemical


                                                 United Dominion Industries  23

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


United Dominion Industries


markets. Results in 1999 were also negatively impacted by cost overruns on some large projects.

    Marley Pump experienced a decline in sales, earnings and operating margins in 1999. Last year's results benefited from the gain on the sale of its motor line assets and EPA compliance-driven petroleum sales. Water markets held steady while sales in its electronics line declined due to reduced markets and some product performance issues.

    Weil-McLain's sales and earnings improved in 1999 primarily due to market share gains and more favorable weather conditions. Unit volumes of boilers were 6% higher than 1998 levels. Selling price increases, cost reduction programs and improved foundry efficiencies also benefited 1999 results.

    Results at Waukesha Cherry-Burrell improved substantially over 1998 due to acquisitions, the benefit of 1998's cost reduction program and margin improvement initiatives. Sales growth was achieved in all divisions although weaker markets were experienced in Central and South America.

    Sales and earnings were down at Flair as it experienced lower sales in both its domestic and international markets. These volume shortfalls were partially offset by operational improvements and reductions in SG&A spending stemming from a major reduction in force in 1998. Excluding restructuring charges recorded in both years, Flair's earnings would have increased 10%.

    CMB reported double digit sales and earnings growth in 1999. All of its product lines performed well in very competitive markets. Margin improvement initiatives and increased focus on customer service contributed to 1999's strong results.

    Despite a decline in sales, Mueller Steam reported higher earnings in 1999. Weakness in its oil and gas markets hurt sales but productivity improvements and lower SG&A expenses stemming from 1998's reduction in force more than offset the volume shortfall.

    Mueller Flow was also negatively impacted by lower oil and gas prices as its markets for capital equipment declined dramatically and it reported an operating loss in 1999. Given the size and nature of this business, the company has chosen to relocate two of Mueller Flow's product lines and completely exit another. Accordingly, restructuring charges were recorded in 1999 in connection with this decision.

    Bran+Luebbe, a German manufacturer of precision metering pumps, analyzing equipment and integrated blending systems, was acquired in August 1999. Therefore, its results have been consolidated for five months. Its results are normally very seasonal, as it typically incurs operating losses in the first quarter with a significant increase in sales and earnings in the fourth quarter. Pro forma results would show a sales decline in 1999 but a significant improvement in earnings and operating margins.

Machinery

Total sales of $456 million in 1999 were basically unchanged from 1998 sales of $454 million. Segment profit in 1999 of $50.7 million was 1% lower than 1998 segment profit of $51.0 million. While BOMAG had a record year, low grain prices significantly impacted Agricultural Equipment's markets.

    BOMAG turned in a strong performance, setting new sales and earnings records for the third consecutive year. Increased volume in Europe more than offset a sales decline in the United States where consolidations within the equipment rental industry depressed sales. A more profitable mix of business and improved productivity, primarily at BOMAG's German plant, benefited year-over-year results.

    The Agricultural Equipment Division reported significant sales and earnings declines in 1999. Agricultural equipment markets in the United States were depressed due to low grain prices and its impact on the farm economy. Price discounting, lower volumes and the resulting absorption losses all contributed to weak results.

Specialty Engineered Products

Segment profit of $42.0 million in 1999 was 8% higher than 1998 segment profit of $38.9 million while 1999 sales of $388 million exceeded prior year sales of $349 million by 11%. Excluding the impact of non-recurring charges, segment profit would have shown a 4% improvement. Substantially all of the growth in sales and earnings was attributable to acquisitions.

    Door Products had a challenging year in 1999, as it addressed plant rationalization issues. While sales increased in 1999, profits were lower due to competitive pricing pressures and the inefficiencies and costs associated with relocating and consolidating the manufacturing operations for certain of its product lines. These plant rationalization efforts should result in lower costs and improved productivity going forward.

    Serco also had a disappointing year. Despite double digit sales growth from its existing operations and the additional benefits of acquiring TKO Doors in 1999, it reported lower operating results. Price erosion was experienced across all its product lines. In addition, productivity improvements could not be maintained at the higher volume levels and gross margins dropped year-over-year. In January 2000, the company acquired the Kelley Company, a leading manufacturer of dock levelers, vehicle restraints and dock accessories. The company's new Dock Products division, which was created as a result of the Kelley acquisition, forms the largest dock equipment supplier in North America.

    Marley Electric Heating produced double digit sales and earnings growth in 1999 benefiting in part from the 1998 acquisition of Leading Edge. Increased demand through wholesale distribution channels and improving productivity also increased margins. In December 1999, the Patton product line of industrial fans, heaters and building supply products was acquired to complement Marley Electric Heating's existing product lines.

    Fenn Manufacturing reported slightly lower sales, earnings and operating margins in 1999. An unfavorable change in the mix of products sold adversely impacted both the Critical Parts and Machinery divisions. The Critical Parts division also experienced some quality issues in the first half of 1999 with respect to several products.


24  United Dominion Industries

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


United Dominion Industries


    C&M, acquired in mid-1998, reported higher sales in 1999 but lower earnings, all attributable to major consolidations and capacity reductions in its primary market.

Test Instrumentation

Sales of $312 million in 1999 were 15% higher than 1998 sales of $271 million. Segment profit decreased by 12% from $20.9 million in 1998 to $18.3 million in 1999. Excluding the impact of non-recurring charges, earnings would have shown an increase of 25%.

    While sales of the Atmospheric Air Division showed improvement, restructuring charges related to the relocation of King's manufacturing operations from Minnesota to South Carolina significantly impacted results. This relocation is expected to be completed in early 2000 and should result in improved operating margins in the future. Excluding the impact of these one-time charges, results would have increased substantially. Almost all of the year-over-year improvement resulted from TMI, which had a record year in 1999. It benefited from an increase in volume, primarily related to one large contract.

    Sales in 1999 at Advanced Industrial Technologies were flat with 1998 while earnings and operating margins declined. Material and overhead cost reductions benefited results but this was more than offset by an increase in SG&A spending. General Electronic Systems was acquired in November 1999 to expand Advanced Industrial Technologies' industrial weighing equipment product line.

    The Test Measurement Division reported a significant increase in sales in 1999, all due to Radiodetection. Strong markets worldwide and the 1999 acquisitions of Riser-Bond and Bicotest contributed to Radiodetection's strong year. The division's overall operating earnings declined from 1998 due to charges related to the consolidation and relocation of Advanced Test Products
(ATP) (Amprobe, Promax and TIF) into one facility in Florida. Excluding the cost and inefficiencies caused by this move, Test Measurement Division's results would have shown strong improvement year-over-year, again entirely related to Radiodetection.

    Sales and earnings at Lunaire/LDS were both up almost 50% in 1999 primarily due to the acquisition of Ling Dynamic Systems (LDS) in mid-1998. On a pro forma basis, 1999 sales were flat compared to 1998 while earnings showed double-digit growth. Productivity improvements and lower material costs at LDS contributed to the improved margins. Focus on cost reductions also resulted in reduced SG&A spending at both Lunaire and LDS.

Outlook

Management anticipates continued modest growth in the U.S. economy, stable conditions in Europe and improving markets in the Far East in 2000. Based on these conditions, as well as savings that should result from cost reduction initiatives and additional earnings provided by recent acquisitions, operating results in 2000 are expected to continue to improve.

Results of Operations - 1998 vs. 1997

The company reported net income of $99.7 million ($2.45 per share) in 1998, as compared to net income of $141.1 million ($3.17 per share) in 1997. Net income in 1997 included $56.2 million ($1.26 per share) in earnings from discontinued operations. Income from continuing operations in 1997 was $84.9 million ($1.91 per share).

    Sales of $2.02 billion in 1998 increased by 22% over 1997 sales of $1.65 billion. Segment profit in 1998 of $207.4 million was 19% higher than 1997 results of $174.7 million. The increases in sales and segment profit were driven largely by acquisitions completed in 1998 and late 1997.

    There were a number of non-recurring items recorded in income from continuing operations in 1998 and 1997 which impacted the comparison of results for the two years. As noted previously, the net impact of these items was to increase per share earnings by approximately $.30 in 1998. There was no net effect on 1997 results. The items included in 1998 results were discussed above. The following were the principal non-recurring items included in 1997 results:

    - The company recorded charges related to reorganization activities and asset write-offs of approximately $9.3 million (pre-tax) which were reflected in segment profit.

    - The company initiated a tender offer for the shares of Imo Industries Inc. (Imo). The shareholders of Imo subsequently received a higher offer, and Imo terminated the merger agreement. The company received a $7.7 million (pre-tax) termination fee (net of expenses).

    Excluding non-recurring items from both years would have resulted in year-over-year increases in segment profit, income from continuing operations and related per share amounts of 15%, 3% and 13%, respectively. These improvements were driven largely by the impact of acquisitions, as noted earlier, as well as share buyback programs implemented in 1998 and 1997. Other factors that influenced the year-to-year comparison were as follows:

    - Net interest expense almost doubled from $18.5 million in 1997 to $35.8 million in 1998 primarily due to the aforementioned acquisitions and share repurchase programs for which the company spent approximately $256 million.


                                                 United Dominion Industries  25

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


United Dominion Industries


    - Excluding the previously mentioned tax refund, the provision for income taxes in 1998 was approximately 3% lower than 1997 as pre-tax earnings declined by 4%. The overall effective tax rate would have been 34.0% in 1998 as compared to 33.7% in 1997.

Flow Technology

Sales of $946 million in 1998 were 12% higher than 1997 sales of $846 million. The increase would have been 2% excluding acquisitions. Segment profit of $96.6 million was 22% higher than the $79.4 million reported in the prior year. Eliminating non-recurring items in both years, the increase in segment profit would have amounted to 5%, all of which was attributable to acquisitions. Operating margins (excluding non-recurring items) would have declined from 10.5% in 1997 to 9.8% in 1998.

    Marley Cooling Tower produced higher sales, earnings and operating margins (excluding restructuring charges) in 1998 as its Italian operations experienced significantly improved activity levels. Earnings at its domestic operations were lower as depressed oil prices caused extremely competitive pricing levels (with resulting margin pressures) in its key petroleum and petrochemical markets. However, markets were strong for its factory-assembled products and reconstruction businesses.

    Marley Pump reported significantly higher earnings, primarily due to the gain on the sale of its motor line assets. Excluding this gain, results were still up substantially over 1997 as volume levels were higher in all product lines. The petroleum business benefited from new product introductions and EPA regulations. The water and electronics lines also showed strong unit volume increases, although margins were negatively impacted by higher costs which could not be recovered in the marketplace.

    Weil-McLain's sales and earnings declined substantially in 1998 primarily due to unseasonably warm weather that persisted in most of its key markets. Unit volumes of boilers were 16% lower than 1997 levels. The year-over-year decline was partially mitigated by reduced SG&A spending and a one-time charge in 1997 associated with a product replacement program.

    Results at Waukesha Cherry-Burrell were substantially improved over 1997 due, in part, to acquisitions. The implementation of a cost reduction program and several key margin improvement initiatives, principally two "focused factories" at its Wisconsin facility, helped improve gross margins significantly at this operation.

    Sales and earnings were down substantially at Flair which produced very disappointing results in both years. Low volumes in its engineered products (particularly in its oil-related markets) and various operating issues detracted from its operating margins. Charges were recorded in both years related to restructuring activities as well as asset write-offs in 1997.

    The Mueller Steam, CMB, Mueller Flow group of companies reported significant improvements in sales and earnings in 1998 primarily due to consolidating results for a full year (vs. only five months in 1997). On a pro forma basis, sales improved slightly while earnings declined. Downturns in petroleum markets depressed sales volumes at Mueller Flow. Competitive pricing, quality problems and an unfavorable product mix all contributed to a decline in margins at Mueller Steam. In 1998, results at Mueller Steam were also impacted by restructuring activities. CMB's results improved slightly year-over-year as it dealt with the effects of unusual weather on its markets and the integration of a new product line.

Machinery

Total sales of $454 million in 1998 were 25% higher than 1997 sales of $364 million, while 1998 segment profit of $51.0 million represented a 20% increase over 1997 segment profit of $42.5 million. The increases stemmed from an exceptionally strong year at BOMAG and the consolidation of Agricultural Equipment results for a full 12 months in 1998 (vs. five months in 1997). On a pro forma basis, sales and earnings in 1998 were up by 13% and 9%, respectively, over 1997 results.

    BOMAG's unit volume levels were substantially improved as the North American and most of the European markets remained very strong. The resulting absorption gains, favorable exchange rates and several new product introductions also contributed to its excellent performance. These positive variances were only partly negated by weak Far Eastern markets, competitive pricing pressures and increased strategic spending.

    On a pro forma basis, Agricultural Equipment sales and earnings both declined from 1997 levels. Recessionary conditions in the U.S. farm economy drove grain prices to very low levels, negatively impacting operating results in 1998. A less favorable product mix also affected results.


26  United Dominion Industries

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


United Dominion Industries


Specialty Engineered Products

Segment profit of $38.9 million in 1998 was 7% lower than 1997 segment profit of $41.6 million while 1998 sales of $349 million exceeded prior year levels of $310 million by 12%. Excluding the impact of non-recurring charges, earnings would have shown a 10% improvement. Most of the growth in sales and earnings was attributable to acquisitions.

    Door Products had a strong year in 1998. Buoyant markets, improved productivity and expanded capacity enabled this unit to produce and sell significantly higher unit volumes. It also increased penetration in its three primary markets (commercial construction, detention facilities and metal buildings) through two acquisitions. Competitive pricing pressures were a restraining influence on margins which were basically flat compared to the prior year.

    Serco also had a strong year. While unit volumes of its seal and shelter line were down from 1997, increases in leveler and vehicle restraint lines helped improve margins. Its Lee Engineering division had a very disappointing year as it generated nominal profitability in 1998, well off 1997 levels. Results were hampered by lower unit volumes, poor productivity and various operating issues.

    Marley Electric Heating produced lower sales and earnings in 1998 despite the acquisition of Leading Edge. Although it benefited from record shipments of air circulators in 1998, its core heating business suffered from lower unit volumes largely attributable to the unusually warm winter weather. An unfavorable product mix and production inefficiencies also detracted from profitability and resulted in lower margins.

    Fenn Manufacturing produced solid improvements in both sales and earnings. The Critical Parts business experienced a strong increase in sales due, in part, to its entry into the commercial aerospace market. The Machinery Division produced a solid improvement in earnings on essentially flat sales volumes due to cost reductions initiated earlier in the year.

    C&M was acquired in mid-1998 and its results were consolidated for the last six months of 1998. As previously mentioned, its primary market has undergone a series of major consolidations and restructurings which have curtailed customer capital spending.

Test Instrumentation

Sales of $271 million in 1998 were more than double 1997 sales of $124 million while segment profit increased by 82% from $11.5 million in 1997 to $20.9 million in 1998. The increases were primarily attributable to acquisitions in 1998 and late 1997. Excluding these acquisitions and various non-recurring charges, sales and earnings would have shown increases of 13% and 2%, respectively.

    While sales of the Atmospheric Air Division showed strong improvement, litigation expenses and reorganization charges resulted in a slight decline in profitability. TMI was able to take advantage of an increase in automotive ventilation projects and the exit of a key competitor from its market to generate strong increases in sales and earnings over 1997 levels.

    Sales and earnings at Advanced Industrial Technologies were higher in 1998 as a result of consolidating its results for a full year (vs. five months in 1997). On a pro forma basis, sales and earnings both declined in 1998 due to a cutback in capital spending in the U.S. automotive market. Unit volumes for all major product lines were lower in 1998. The slowdown was driven partly by the Daimler Chrysler merger, which caused many programs to be put on hold, and the prolonged General Motors strike. Very competitive pricing levels contributed to a decline in operating margins.

    Test Measurement Division sales and earnings were also higher in 1998 due to consolidating ATP's results for a full year and the 1998 acquisition of Radiodetection. Pro forma sales would have shown a slight improvement and earnings and margins would have declined. Profitability suffered due to foreign exchange and an unfavorable product mix at Radiodetection and a combination of restructuring charges recorded in 1998, underabsorption, delays in bringing new products to market, labor inefficiencies and scrap/rework issues at ATP.

    Results at Lunaire/LDS were up strongly in 1998 primarily due to the mid-year acquisition of LDS. On a pro forma basis, 1998 sales were flat compared to 1997 while earnings declined. Lunaire showed improvements in both sales and earnings over 1997, although margins were under pressure due to competitive pricing levels. LDS's pro forma results in 1998 were off dramatically from 1997 due to a number of factors including delays in introducing a new product, weak Far Eastern markets and softness in its U.S. automotive markets.

Liquidity and Capital Resources

The company generated $180 million of cash flow from operating activities in 1999 compared to $107 million in 1998. A decrease in working capital requirements in 1999 was the primary reason for the increase as 1999 benefited from the collection of a foreign tax refund of approximately $32 million. After providing $76 million for capital and other operating expenditures and $14 million for dividends, free cash flow amounted to $89 million, up from $37 million in 1998. In 1999, the company spent approximately $155 million on acquisitions and $38 million to repurchase 1.75 million common shares. These activities were funded from free cash flow, additional borrowings and from existing cash balances. Cash balances decreased by $15 million during the year to $109 million at December 31, 1999.

    Total "operating" working capital balances (excluding cash and borrowings) increased to $416 million at December 31, 1999 from $409 million at the end of 1998. This was largely due to acquisitions.

    The company's ratio of net debt (borrowings less cash on hand) to total capital (net debt plus shareholders' equity) increased to 41% at December 31, 1999, up from 37% at the end of last year, primarily due to increased borrowings to finance acquisitions and share repurchases.


                                                 United Dominion Industries  27

FINANCIAL REVIEW INCLUDING MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


United Dominion Industries


    At December 31, 1999, the company had available approximately $250 million of unused credit facilities. Management believes that the combination of cash available and the remaining unused credit facilities are adequate to provide for short-term cash needs and to support internal growth and future acquisitions. In addition, in January 2000, the company filed a registration statement for the issuance of up to $200 million in public debt.

    The company plans to invest more than $80 million in new plant and equipment in 2000. This amount represents approximately 140% of annual depreciation expense.

Risks and Uncertainties

The company's operating plants from time to time make changes or modifications to comply with current regulatory provisions governing the discharge of materials into the environment. The company believes that capital expenditures for environmental control facilities in 2000 will not be material. The company maintains an environmental policy that requires the performance of environmental audits, the conducting of seminars and other actions necessary to ensure compliance with environmental laws. Management believes that compliance with regulatory requirements and its environmental policy will have no material adverse effect on the business or the consolidated financial position of the company.

    In 1997, the company initiated a comprehensive review of its computer systems, equipment and facilities to identify any Year 2000 problems. By the end of 1999, all of the company's essential computer applications and systems were Year 2000 compliant and, to date, the company has not experienced, nor does it expect to experience, any significant Year 2000 consequences. However, there can be no assurance that all aspects of the Year 2000 issue that may yet affect the company, including those related to vendors, customers or other companies with which the company deals, have been fully resolved.

    The costs expended to achieve Year 2000 compliance were funded through operating cash flow and included approximately $3 million spent on identification, correction, reprogramming and testing, all of which has been expensed. While additional amounts were capitalized in connection with the purchase of new computer systems, almost all of these amounts were necessary capital expenditures that would have been made even had there been no Year 2000 issue.

Accounting Pronouncements

As described in Note 2 to the accompanying Consolidated Financial Statements, effective January 1, 1999, the company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, Income Taxes. This adoption has been retroactively applied to all years presented.

    As further described in Note 2, the company has also adopted the new presentation format allowed in Handbook Section 1580, Business Combinations, and accordingly the accompanying Consolidated Statements of Income have been reformatted to present income before goodwill charges and the related per share amounts.

    As described in Note 14, effective January 1, 2000, the company will be adopting the provisions of Handbook Section 3461, Employee Future Benefits. This new standard essentially harmonizes Canadian rules with United States GAAP as it relates to postretirement benefits and pension expense. The company intends to adopt CICA Handbook Section 3461 retroactively and will be restating prior year amounts accordingly.

    Effective January 1, 2001, the company will adopt, for United States GAAP disclosure purposes, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). The company is currently evaluating the effects of FAS 133 on its financial position and results of operations but does not believe it will have a material impact.

    The foregoing discussion and analysis contains forward-looking statements based on current expectations that are subject to the risks and uncertainties described. Those risks arise from certain assumptions and factors that could cause the actual results to differ, perhaps materially, from those set forth or implied. Those assumptions and factors include those listed on page 48 of this annual report.


28  United Dominion Industries

CONSOLIDATED STATEMENTS OF INCOME, RESTATED (note 2)

United Dominion Industries
Years Ended December 31, 1999, 1998 and 1997
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                                      1999              1998             1997
-----------------------------------------------------------------------------------------------------------------

Sales                                                             $ 2,148,338       $ 2,020,374       $ 1,654,679
-----------------------------------------------------------------------------------------------------------------
Costs and expenses
    Cost of sales                                                   1,480,866         1,401,802         1,168,654
    Restructuring charges - inventory (note 3)                          5,153                --                --
-----------------------------------------------------------------------------------------------------------------
       Total cost of sales                                          1,486,019         1,401,802         1,168,654
    Selling, general and administrative expenses                      447,583           429,591           328,271
    Restructuring charges - other (note 3)                             15,351            16,336                --
-----------------------------------------------------------------------------------------------------------------
       Total costs and expenses                                     1,948,953         1,847,729         1,496,925
-----------------------------------------------------------------------------------------------------------------

Operating income                                                      199,385           172,645           157,754
Other income (expense)
    Interest - net (note 10)                                          (40,178)          (35,750)          (18,544)
    Gain on sale of business (note 3)                                      --            11,285                --
    Other (note 3)                                                     (1,500)           (6,852)            7,700
-----------------------------------------------------------------------------------------------------------------

Income from continuing operations before income
    taxes and goodwill charges                                        157,707           141,328           146,910
Income tax provision (note 4)                                         (47,151)          (24,147)          (49,528)
-----------------------------------------------------------------------------------------------------------------
Income from continuing operations before goodwill charges             110,556           117,181            97,382
Goodwill charges, net of applicable income tax benefit of
    $1,422 in 1999, $1,278 in 1998 and $690 in 1997 (note 3)          (21,646)          (17,493)          (12,492)
-----------------------------------------------------------------------------------------------------------------
Income from continuing operations                                      88,910            99,688            84,890
-----------------------------------------------------------------------------------------------------------------

Income from discontinued operations (note 3)
    Earnings, net of applicable income tax expense of $2,211               --                --             3,088
    Gain on disposal, net of applicable income tax
       expense of $36,011                                                  --                --            53,086
-----------------------------------------------------------------------------------------------------------------
                                                                           --                --            56,174
-----------------------------------------------------------------------------------------------------------------
Net income                                                        $    88,910       $    99,688       $   141,064
=================================================================================================================
Earnings per common share (note 1):
    Continuing operations before goodwill charges                 $      2.79        $     2.88        $     2.19
=================================================================================================================
    Continuing operations                                         $      2.24        $     2.45        $     1.91
    Discontinued operations                                                --                --              1.26
-----------------------------------------------------------------------------------------------------------------
    Net earnings                                                  $      2.24        $     2.45        $     3.17
=================================================================================================================

See accompanying notes to consolidated financial statements.


                                                 United Dominion Industries  29

CONSOLIDATED STATEMENTS OF CASH FLOWS

United Dominion Industries
Years Ended December 31, 1999, 1998 and 1997
(Amounts in Thousands of U.S. Dollars)


                                                                      1999             1998               1997
----------------------------------------------------------------------------------------------------------------

Cash provided from operating activities
    Income from continuing operations                             $   88,910        $   99,688        $   84,890
    Add (deduct) items not affecting cash
       Depreciation                                                   46,341            41,747            34,267
       Amortization                                                   28,376            23,118            16,570
       Gain on sale of business                                           --           (11,285)               --
       Deferred income taxes                                           2,839            (5,899)           15,395
       Other                                                           1,474             2,358               315
    Net decrease (increase) in working capital
       other than cash (note 14)                                      11,153           (36,258)          (23,334)
    Asset securitization                                                 900            (6,100)          (10,400)
----------------------------------------------------------------------------------------------------------------
                                                                     179,993           107,369           117,703
----------------------------------------------------------------------------------------------------------------

Cash used by investing activities
    Additions to fixed assets                                        (61,278)          (51,741)          (60,596)
    Acquisitions of businesses, net of cash balances                (155,416)         (172,181)         (364,148)
    Net proceeds from disposal of businesses                              --            25,008           274,641
    Proceeds from (investments in) other assets                       (9,952)           10,354             8,851
    Other                                                               (874)           (8,040)           (1,545)
----------------------------------------------------------------------------------------------------------------
                                                                    (227,520)         (196,600)         (142,797)
----------------------------------------------------------------------------------------------------------------

Cash provided from (used by) financing activities
    Additional borrowings                                            155,597           331,907           119,020
    Repayments of borrowings                                         (71,488)          (92,931)          (66,886)
    Issuance of common shares                                          1,537             7,302             1,780
    Repurchase of common shares                                      (38,476)          (83,565)          (56,954)
    Dividends                                                        (14,158)          (14,614)          (12,413)
----------------------------------------------------------------------------------------------------------------
                                                                      33,012           148,099           (15,453)
----------------------------------------------------------------------------------------------------------------
Cash used by discontinued operations (note 3)                             --                --           (61,135)
----------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and short-term investments           (14,515)           58,868          (101,682)
Cash and short-term investments at beginning of year                 123,455            64,587           166,269
----------------------------------------------------------------------------------------------------------------
Cash and short-term investments at end of year                    $  108,940        $  123,455        $   64,587
================================================================================================================


See accompanying notes to consolidated financial statements.


30 United Dominion Industries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, RESTATED (note 2)

United Dominion Industries
December 31, 1999 and 1998
(Amounts in Thousands of U.S. Dollars)


                                                                                              1999             1998
----------------------------------------------------------------------------------------------------------------------
Assets
Current assets
    Cash and short-term investments                                                       $   108,940      $   123,455
    Accounts and notes receivable, less allowance for doubtful accounts of
       $9,645 in 1999 and $10,725 in 1998 (note 12)                                           334,398          335,424
    Inventories (note 5)                                                                      390,654          368,842
    Other current assets                                                                       61,386           81,679
----------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                   895,378          909,400

Fixed assets (note 6)                                                                         350,901          317,853
Goodwill (notes 1 and 3)                                                                      836,497          728,350
Other intangible assets (note 1)                                                               43,547           46,470
Other assets (note 4)                                                                         115,252           88,584
----------------------------------------------------------------------------------------------------------------------
                                                                                          $ 2,241,575      $ 2,090,657
======================================================================================================================

Liabilities and Shareholders' Equity
Current liabilities
    Notes payable to banks (note 7)                                                       $   103,544      $    53,672
    Current portion of long-term debt (note 7)                                                 46,082           51,665
    Accounts payable                                                                          169,362          158,708
    Accrued liabilities                                                                       185,742          194,682
    Customer advances                                                                          15,440           23,181
----------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                              520,170          481,908

Long-term debt (note 7)                                                                       591,506          544,771
Other liabilities                                                                             210,654          178,148
----------------------------------------------------------------------------------------------------------------------
                                                                                            1,322,330        1,204,827
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity (note 9)
    Common shares - outstanding 39,047,937 in 1999 and
       40,520,982 shares in 1998                                                              537,355          557,574
    Contributed surplus                                                                         4,283            4,057
    Retained earnings                                                                         421,137          360,796
----------------------------------------------------------------------------------------------------------------------
                                                                                              962,775          922,427
    Equity adjustment from foreign currency translation (notes 1 and 7)                       (43,530)         (36,597)
----------------------------------------------------------------------------------------------------------------------
       Total shareholders' equity                                                             919,245          885,830
----------------------------------------------------------------------------------------------------------------------
                                                                                          $ 2,241,575      $ 2,090,657
======================================================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board - William R. Holland, Director; R. Stuart Dickson, Director.



                                                 United Dominion Industries  31

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
RESTATED (note 2)

United Dominion Industries
December 31, 1999, 1998 and 1997
(Amounts in Thousands of U.S. Dollars)


                                                      Common Shares
                                                ------------------------                                 Equity
                                                             Unamortized                               Adjustment/       Total
                                                  Shares     Restricted    Contributed    Retained      Currency     Shareholders'
                                                  Issued        Stock        Surplus      Earnings     Translation       Equity
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                      $ 621,825       $(5,287)      $1,409     $ 214,935       $(26,128)     $ 806,754

Repurchase of 2,067,540 shares                    (28,222)           --           --       (28,732)            --        (56,954)
Stock options exercised (110,255 shares)            1,780            --          450            --             --          2,230
Amortization of restricted stock grants                --         1,406           --            --             --          1,406
Net income for the year                                --            --           --       141,064             --        141,064
Cash dividends - $.28 per share                        --            --           --       (12,413)            --        (12,413)
Net effect of currency translation adjustments         --            --           --            --        (13,187)       (13,187)
Effect of hedging transactions                         --            --           --            --          3,649          3,649
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                        595,383        (3,881)       1,859       314,854        (35,666)       872,549

Repurchase of 3,250,000 shares                    (44,433)           --           --       (39,132)            --        (83,565)
Stock options exercised (445,422 shares)            7,302            --        2,198            --             --          9,500
Incentive share election (43,845 shares)            1,219            --           --            --             --          1,219
Amortization of restricted stock grants                --         1,984           --            --             --          1,984
Net income for the year                                --            --           --        99,688             --         99,688
Cash dividends - $.36 per share                        --            --           --       (14,614)            --        (14,614)
Net effect of currency translation adjustments         --            --           --            --         (3,432)        (3,432)
Effect of hedging transactions                         --            --           --            --          2,501          2,501
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                        559,471        (1,897)       4,057       360,796        (36,597)       885,830

Repurchase of 1,745,000 shares                    (24,065)           --           --       (14,411)            --        (38,476)
Stock options exercised (103,400 shares)            1,537            --          226            --             --          1,763
Incentive share election (55,365 shares)            1,105            --           --            --             --          1,105
Restricted stock issued (113,190 shares)            2,263        (2,263)          --            --             --             --
Amortization of restricted stock grants                --         1,204           --            --             --          1,204
Net income for the year                                --            --           --        88,910             --         88,910
Cash dividends - $.36 per share                        --            --           --       (14,158)            --        (14,158)
Net effect of currency translation adjustments         --            --           --            --        (12,688)       (12,688)
Effect of hedging transactions                         --            --           --            --          5,755          5,755
----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                      $ 540,311       $(2,956)      $4,283     $ 421,137       $(43,530)     $ 919,245
==================================================================================================================================

See accompanying notes to consolidated financial statements.


32 United Dominion Industries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, RESTATED (note 2)

United Dominion Industries
December 31, 1999, 1998 and 1997
(Amounts in Thousands of U.S. Dollars)


1. Summary of Significant Accounting Policies

GENERAL

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These accounting principles are in conformity with accounting principles generally accepted in the United States except as indicated in note 14. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION

All subsidiary companies are consolidated and all significant intercompany accounts and transactions have been eliminated in consolidation.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and short-term investments include highly liquid investments with a maturity of three months or less.

INVENTORIES

Inventories are stated at the lower of cost (average or first-in, first-out) or net realizable value.

FIXED ASSETS

Property, plant and equipment are recorded at cost. Major renewals and betterments are capitalized; whereas, maintenance and repairs are expensed as incurred. Cost of property sold or otherwise disposed and related accumulated depreciation are removed from the accounts at the time of disposal and any resulting gain or loss is included in income. Depreciation of plant and equipment is determined on the straight-line method over the estimated useful lives of the assets. The average annual rates of depreciation range from 4% for buildings to 10% for machinery and equipment.

GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net identifiable assets acquired, is amortized on the straight-line method over the expected periods to be benefited, generally 40 years. The company assesses the recoverability of this intangible asset based primarily upon an analysis of undiscounted future operating cash flows from the acquired operations. Accumulated amortization was $90,309 and $69,044 at December 31, 1999 and 1998, respectively.

OTHER INTANGIBLE ASSETS

Amounts assigned to other intangible assets, primarily trademarks and patents, are based on independent appraisals and are amortized on the straight-line method over periods ranging from four to 40 years. Accumulated amortization was $16,565 and $13,262 at December 31, 1999 and 1998, respectively.

FOREIGN CURRENCY TRANSLATION

The financial statements of those operations whose functional currency is a foreign currency are translated into U.S. dollars using the current rate method. Under this method, all assets and liabilities are translated into U.S. dollars using current exchange rates and income statement items are translated using weighted-average exchange rates. The translation adjustment is included as a component of shareholders' equity; whereas, gains and losses on foreign currency transactions are included in income. Foreign currency transaction losses totaled $2,768, $3,530 and $3,959 for 1999, 1998 and 1997, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

The company is party to certain derivative financial instruments, principally forward exchange contracts used to manage foreign currency exposures. Gains and losses on forward foreign exchange contracts are recognized in income in the same period as the foreign currency transactions to which they relate.

FAIR VALUES

The carrying values of cash and short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments. The fair value of the company's long-term debt is estimated based on the current rates available to the company for debt of the same remaining maturities. Since the company's fixed rate debt carries interest rates which are different than current market rates, the estimated fair value of the company's long-term debt was approximately $634,000 and $621,000 at December 31, 1999 and 1998, respectively.

EARNINGS PER COMMON SHARE

Earnings per common share are calculated by dividing net income by the weighted-average number of common shares outstanding during the year (39,641,606 shares for 1999, 40,755,170 shares for 1998 and 44,439,004 shares for 1997). The assumed exercise of outstanding stock options would not have a materially dilutive effect on reported earnings per common share.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with current year presentation.


                                                  United Dominion Industries 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, RESTATED (note 2)

United Dominion Industries
December 31, 1999, 1998 and 1997
(Amounts in Thousands of U.S. Dollars)


2.  Restatement Related to Adoption of
    New Accounting Pronouncements

Effective January 1, 1999, the company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, Income Taxes. This adoption has been retroactively applied to all years presented in the accompanying consolidated financial statements. The adoption of this pronouncement did not have a material effect on the Consolidated Statement of Income for the year ended December 31, 1998 and it has not been restated. For the year ended December 31, 1997, the adoption of Handbook Section 3465 resulted in an increase in the gain on disposal of discontinued operations (note 3) and a related increase in net income of $3,086, or $.07 per share.

    At December 31, 1998, the adoption resulted in certain reclassifications related to the cost basis of various amounts in the Consolidated Statement of Financial Position. The reclassifications resulted in increases in fixed assets of $5,515 and accrued liabilities of $5,174 and decreases in inventories of $468, other current assets of $288, goodwill and other intangible assets of $1,344, other assets of $33,801, other liabilities of $24,109 and retained earnings of $11,451 as of December 31, 1998.

    As of December 31, 1996, the adoption of Handbook Section 3465 resulted in a reduction in retained earnings and total shareholders' equity of $14,537 in the Consolidated Statement of Changes in Shareholders' Equity.

    In 1999, the CICA amended Handbook Section 1580, Business Combinations, to allow for the separate presentation of goodwill amortization expense and goodwill impairment charges (collectively referred to as "goodwill charges"), net of tax, in the income statement. Accordingly, the presentation of income before goodwill charges, and the related per share amount, is also allowed. The company has adopted this presentation format and has reclassified the prior years' Consolidated Statements of Income to conform with the new presentation. This reclassification does not affect net income or net earnings per share as previously reported.

ACQUISITIONS

In February 1999, the company acquired Riser-Bond Instruments which designs and manufactures cable fault locators principally used by the telecommunications industry. In July, the company acquired TKO Doors, a manufacturer of loading dock doors. In August, the company acquired Bran + Luebbe, a manufacturer of precision metering pumps, analyzing equipment and integrated blending systems for a broad range of process industries. In October, the company acquired S.W. Fleming Limited, a manufacturer of commercial side-hinged steel doors and frames. The cost of these and other smaller acquisitions totaled approximately $155,000 and resulted in an increase in working capital of approximately $17,000, an increase in fixed assets of approximately $24,000, an increase in goodwill of approximately $129,000 and an increase in other liabilities of approximately $15,000.

    In February 1998, the company acquired Radiodetection which designs and manufactures portable pipe and cable locators and related equipment used in the utility and telecommunication industries. In March, the company acquired Tex-Steel Corporation, a manufacturer of custom steel doors and frames for commercial and detention markets. In April, the company acquired APV Ice Cream, a manufacturer of industrial ice cream production equipment. In May, the company acquired Leading Edge, Inc. which manufactures ceiling fans, air curtains and air circulators supplied to the industrial and electrical distributor markets. In July, the company acquired C&M, Inc., a manufacturer of powered roller conveyor systems primarily servicing the corrugated and solid fiber carton industry. In August, the company acquired Ling Dynamic Systems Limited which designs and builds vibration test systems and related equipment. The cost of these and other smaller acquisitions totaled approximately $172,000 and resulted in an increase in working capital of approximately $27,000, an increase in fixed assets of approximately $14,000, an increase in other assets of approximately $1,000 and an increase in goodwill of approximately $130,000.

    In 1997, the company completed the purchase of the common stock of Core Industries Inc (Core). Core was a diversified manufacturer of valves, strainers and backflow prevention products, agricultural equipment, electrical test and measurement equipment and integrated assembly systems used in automobile and other manufacturing applications. The total cost of the acquisition was approximately $302,000.

    If the acquisition of Core had occurred at the beginning of 1997, unaudited pro forma consolidated sales, net income and net earnings per share in 1997 would have been $1,826,273, $144,422 and $3.25, respectively.

    In 1997, the company also made several smaller product line acquisitions. In January, the company acquired Lee Engineering which produces vertical lifting equipment used in various industrial applications. In March, the company acquired Trussbilt, a manufacturer of doors, frames and related products for the security and detention markets. In April, the company acquired Dominion Door,


34  United Dominion Industries
which produces steel doors, frames and pre-hung windows for metal buildings. In September, the company acquired TIF Instruments, a manufacturer of electronic test instruments used primarily by the HVAC market. In September, the company also acquired Process Machinery & Supply Company and Alliance Food Equipment Corp. Both companies manufacture and recondition equipment for the ice cream industry. In November, the company acquired Stow Manufacturing, a manufacturer of light construction equipment. The cost of these and other smaller acquisitions totaled approximately $68,000.

    The above mentioned acquisitions have been accounted for by the purchase method and earnings have been included in the results of operations from the dates of the acquisitions.

    In 1997, the company initiated a tender offer for the shares of Imo Industries Inc. (Imo). Imo's Board of Directors ultimately terminated the merger agreement and, pursuant to the terms of the agreement, the company received a $7,700 termination fee, net of expenses. This amount is included in "Other income (expense)" in the Consolidated Statements of Income.

DIVESTITURES (OTHER THAN DISCONTINUED OPERATIONS)

In January 1998, the company sold its Little Falls Tank division of Waukesha Cherry-Burrell for approximately $4,000 which equaled its book value. In December 1998, the company sold the assets of its Marley Pump motor product line and entered into various consulting and supply arrangements for total proceeds of $17,500. The company recognized a pre-tax gain on the sale of $11,285 which is included in "Other income (expense)" in the Consolidated Statements of Income.

DISCONTINUED OPERATIONS

In 1997, the company sold Varco-Pruden, Centria and Windsor Door. These units were part of the company's Building Products segment. The company received approximately $240,000 in cash and recorded a net-of-tax gain of $53,086 on the sale of these businesses. The results of operations of these units and the related gain on sale have been separately classified as "Income from discontinued operations" in the Consolidated Statements of Income. The operating cash flows from these businesses have also been separately classified in the Consolidated Statements of Cash Flows. The "Cash used by discontinued operations" in the Consolidated Statement of Cash Flows for 1997 also includes approximately $44,000 in income tax payments which were directly related to the gain on the sale of discontinued operations.

    In 1999 and 1998, the company incurred charges of $1,500 and $6,852, respectively, related primarily to the settlement of legal claims and the write-down of assets to be realized from prior years' divestiture activities to their estimated net realizable value. These charges are included in "Other income (expense)" in the Consolidated Statements of Income.

RESTRUCTURING CHARGES

In 1998, the company announced a company-wide cost reduction plan. The plan included the net reduction of its global workforce by over 500 positions, principally administrative personnel, rationalizations involving 12 facilities and reduced discretionary spending. The company recorded a pre-tax charge to earnings in 1998 of $16,336 related to the plan.

    The company expanded the restructuring program in 1999 to include the rationalization of 11 additional facilities, including the shutdown of four manufacturing and one administrative facility, the transition of the manufacturing of several product lines to different sites and the discontinuation of several unprofitable product lines. Additional workforce reductions of approximately 500 positions were announced of which approximately 130 had actually been terminated by December 31, 1999. The company reported a pre-tax charge to earnings of $22,198 related to these new initiatives.

    Selected financial information relating to the two years' restructuring charges is as follows:


                                              Expensed    Incurred          Accrual at     Expensed    Incurred          Accrual at
                                               in 1998     in 1998   December 31, 1998      in 1999     in 1999   December 31, 1999
-----------------------------------------------------------------------------------------------------------------------------------
Severance and other employee costs             $13,474     $(5,499)             $7,975      $ 5,785    $ (6,990)             $6,770
Facilities costs                                 1,930      (1,513)                417        5,791      (5,918)                290
Write-down of assets to net realizable value        --          --                  --        8,693      (8,693)                 --
Other costs                                        932          --                 932        1,929      (2,522)                339
-----------------------------------------------------------------------------------------------------------------------------------
Total                                          $16,336     $(7,012)             $9,324      $22,198    $(24,123)             $7,399
===================================================================================================================================

All costs are included in "Restructuring charges" in the Consolidated Statements of Income with the exception of $1,694 of goodwill impairment charges which were recorded in 1999 and are included in "Goodwill charges". Of the total charges, $7,399 remains accrued at December 31, 1999. The majority of the remaining restructuring activities should be completed during the first half of 2000.


                                                   United Dominion Industries 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, RESTATED (note 2)

United Dominion Industries
December 31, 1999, 1998 and 1997
(Amounts in Thousands of U.S. Dollars)


4. Income Taxes

The provision for income taxes on income from continuing operations before goodwill charges is comprised of the following:


                            1999          1998          1997
------------------------------------------------------------
Current
  Canada                 $  (954)      $ 3,264       $ 2,961
  United States           10,386        24,094        10,161
  Other countries         30,226         2,688        21,011
------------------------------------------------------------
                          39,658        30,046        34,133
------------------------------------------------------------
Deferred
  Canada                  (5,148)       (7,241)       (3,886)
  United States           15,199         9,686        26,257
  Other countries         (2,558)       (8,344)       (6,976)
------------------------------------------------------------
                           7,493        (5,899)       15,395
------------------------------------------------------------
                         $47,151       $24,147       $49,528
============================================================

    The related income (loss) from continuing operations before income taxes and goodwill charges is as follows:


                            1999            1998            1997
----------------------------------------------------------------
Canada                  $ (8,835)       $(13,491)       $ (5,455)
United States             62,240          78,440          87,413
Other countries          104,302          76,379          64,952
----------------------------------------------------------------
                        $157,707        $141,328        $146,910
================================================================

    The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are as follows:


                                                          1999                1998
----------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards                   $  22,909           $  10,805
  Difference between tax on distributed
    and undistributed earnings                           4,580               2,451
  Accrued expenses not currently deductible             81,683              90,058
  Other                                                  2,975               4,240
----------------------------------------------------------------------------------
                                                       112,147             107,554
  Less: valuation allowance                             (4,080)                 --
----------------------------------------------------------------------------------
    Total deferred tax assets                          108,067             107,554
----------------------------------------------------------------------------------

Deferred tax liabilities:
  Plant and equipment, principally due to
    differences in basis and depreciation              (35,081)            (28,298)
  Intangible assets, principally due to
    differences in basis and amortization              (13,601)            (12,341)
  Inventory, principally due to
    differences in basis                                (6,427)             (8,501)
  Other                                                (15,954)            (13,078)
----------------------------------------------------------------------------------
    Total deferred tax liabilities                     (71,063)            (62,218)
----------------------------------------------------------------------------------
      Net deferred tax asset                         $  37,004           $  45,336
==================================================================================


    Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1999 will be allocated to goodwill. Based on the company's historical and current earnings, management believes it is more likely than not that the company will realize the benefit of the remaining deferred tax assets that are not subject to the valuation allowance.

    The difference between the company's effective income tax rate and the statutory rate on income from continuing operations before goodwill charges is reconciled below.


                                           1999               1998               1997
-------------------------------------------------------------------------------------
Income tax expense at
  U.S. statutory rate of 35%           $ 55,197           $(49,465)          $ 51,419
State income taxes                        2,792              3,563              3,618
Canadian and foreign tax
  refunds and tax settlements            (4,984)           (23,838)                --
Canadian and foreign
  income taxes at less than
  U.S. statutory rate                    (6,962)            (7,806)            (7,714)
Other                                     1,108              2,763              2,205
-------------------------------------------------------------------------------------
                                       $ 47,151           $(24,147)          $ 49,528
=====================================================================================

    The company has Canadian net operating loss carry-forwards for income tax purposes of approximately $43,000 which expire in 2003 through 2006.

    "Other Assets" in the Consolidated Statements of Financial Position include $4,580 and $2,451 at December 31, 1999 and 1998, respectively, primarily representing German taxes refundable to the company when German earnings are repatriated.

    Income taxes paid totaled $2,224, $53,085 and $71,240 for 1999, 1998 and 1997, respectively.


5. Inventories

Inventories at December 31, 1999 and 1998 are summarized as follows:


                               1999              1998
-----------------------------------------------------
Raw materials              $131,444          $111,994
Work-in-process             101,122            99,402
Finished products           158,088           157,446
-----------------------------------------------------
                           $390,654          $368,842
=====================================================


6. Fixed Assets

Fixed assets are summarized as follows:


                                                  Accumulated
                                    Cost          Depreciation           Net
------------------------------------------------------------------------------
December 31, 1999:
Land                              $ 12,385          $     --          $ 12,385
Plant                              143,508            50,479            93,029
Machinery and equipment            431,743           216,112           215,631
Construction in progress            29,856                --            29,856
------------------------------------------------------------------------------
                                  $617,492          $266,591          $350,901
==============================================================================
December 31, 1998:
Land                              $ 11,215          $     --          $ 11,215
Plant                              129,267            46,485            82,782
Machinery and equipment            394,222           184,320           209,902
Construction in progress            13,954                --            13,954
------------------------------------------------------------------------------
                                  $548,658          $230,805          $317,853
==============================================================================


36 United Dominion Industries

7. Debt

SHORT-TERM

At December 31, 1999 and 1998, the company's notes payable to banks totaled $103,544 and $53,672, respectively, with weighted-average interest rates of 6.7% and 4.9%, respectively. At December 31, 1999, the company had available approximately $105,000 of unused short-term borrowing facilities.

LONG-TERM

The company's long-term debt at December 31, 1999 and 1998 is summarized as follows:

                                                    1999              1998
--------------------------------------------------------------------------
Revolving credit bank notes                     $101,192          $ 35,958
Senior notes due 2002 - 6.80%                     70,200            93,600
Senior notes due 2002 - 8.25%                     37,500            50,000
Senior notes due 2007 - 7.67%                     50,000            50,000
Senior notes due 2008 - 6.64%                    110,000           110,000
Commercial paper                                 172,470           162,556
Multi-currency revolving notes                    36,375            39,718
Other notes payable in installments
  through 2020 at interest rates
  varying from 2.9% to 10.0%                      59,851            54,604
--------------------------------------------------------------------------
                                                 637,588           596,436
Less current portion of long-term debt            46,082            51,665
--------------------------------------------------------------------------
                                                $591,506          $544,771
==========================================================================

    The company has a revolving credit agreement (revolver) with a group of banks. This agreement gives the company the ability to borrow up to $450,000 through July 2002. Borrowings under the revolver are available in U.S. dollars and Deutsche Marks (DM) at the U.S. prime interest rate or LIBOR plus a margin. The margin ranges from 0.170% to 0.325% and is determined by a leverage ratio and the amount of utilization under the credit facility. The weighted-average interest rates on the borrowings under this agreement were 4.6% and 4.9% during 1999 and 1998, respectively. At December 31, 1999, $41,192 of the revolver borrowings were denominated in DM. The DM borrowings are designated as a hedge of the company's net investment in German subsidiaries and foreign exchange gains and losses on these borrowings are reflected in "Equity adjustment from foreign currency translation" in the Consolidated Statements of Financial Position. The company also pays an annual facility fee on the amount of this facility ranging from 0.08% to 0.125%, depending upon a leverage ratio. The company further pays an annual utilization fee on the amount of loans outstanding of up to 0.05%, depending on leverage and amount of utilization. At December 31, 1999, the margin, facility fee and utilization fee were 0.25%, 0.1% and 0%, respectively.

    The 6.80% senior notes are currently payable in annual installments of $23,400. The 8.25% senior notes are currently payable in annual installments of $12,500. The 7.67% senior notes are payable in annual installments of $10,000 beginning in 2003. The 6.64% senior notes are payable in full in 2008.

    During 1998, the company entered into an open-ended program whereby up to Cdn $250,000 of commercial paper can be issued. While the commercial paper is typically due in 30 - 60 days, with a maximum maturity of one year, it is the company's intention to continually refinance these borrowings. The company maintains unutilized long-term committed credit facilities sufficient to refinance the commercial paper outstanding. Therefore, the amounts outstanding at December 31, 1999 and 1998 (U.S. $172,470 and U.S. $162,556, respectively)
are included in long-term debt in the Consolidated Statements of Financial Position. Interest rates on the commercial paper ranged from 5.1% to 5.7% and 4.7% to 6.1% with a weighted average of 5.3% and 5.2% in 1999 and 1998, respectively.

    The company has a $40,000 multi-currency revolving credit agreement with a bank which expires in June 2000. The agreement allows the company to designate subsidiaries to borrow under the facility at LIBOR interest rates plus margin and facility fees in total ranging from 0.7% to 1.0%. At December 31, 1999, $36,375 had been borrowed under this facility. This amount is included in long-term debt since the company has the capacity and intention to refinance this facility and extend its term prior to the expiration of the agreement.

    At December 31, 1999, the company had available approximately $150,000 of unused long-term revolving credit commitments.

    Various loan agreements contain covenants with respect to net worth, indebtedness and other items. The company has complied with all provisions of these agreements at December 31, 1999.

    Future principal payments on long-term debt are as follows:

2000                                          $ 46,082
2001                                            87,061
2002                                           315,375
2003                                            14,636
2004                                            10,927
Thereafter                                     163,507
------------------------------------------------------
                                              $637,588
======================================================

                                                   United Dominion Industries 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, RESTATED (note 2)

United Dominion Industries
December 31, 1999, 1998 and 1997
(Amounts in Thousands of U.S. Dollars)


8. Business Segments

The company operates in the following industry segments:

- Flow Technology - air dehydration and filtration equipment and related parts and services for compressed air systems; valves, strainers and back flow prevention products; water system and submersible petroleum pumps; leak detection equipment; rotary positive displacement pumps and related fluid handling equipment for sanitary and industrial markets; ice cream equipment; high precision metering pumps, analyzing equipment and integrated blending systems for process industries; water cooling towers and related components; fiberglass panels and pultruded products and cast-iron boilers.

- Machinery - light and heavy duty soil, sanitary landfill and asphalt compaction equipment; asphalt recyclers and pavers; light construction equipment; tillage equipment; foraging wagons; and grain drills and augers.

- Specialty Engineered Products - steel doors and frames; electric resistance heating products; air circulation equipment;
    machined critical parts for aerospace markets; metal forming equipment; loading dock equipment; powered roller conveyor systems; and vertical lifting equipment.

- Test Instrumentation - air supply houses; heat process and environmental conditioning equipment; electrical test and measurement equipment; refrigerant leak detection and recovery systems; vibration test systems; portable pipe and cable locators; and integrated assembly systems used in automobile and other manufacturing applications.

    The significant accounting policies of the above segments are the same as those described in note 1. Inter-segment sales are recorded at current market prices. The company does not include income taxes or net interest expense in the determination of segment profit. Information about the company's segments, certain geographic information and a reconciliation of segment profit to net income is shown below.


INDUSTRY SEGMENT


                                              Flow Technology                      Machinery          Specialty Engineered Products
-----------------------------------------------------------------------------------------------------------------------------------
                                         1999       1998       1997         1999      1998      1997       1999      1998      1997
-----------------------------------------------------------------------------------------------------------------------------------
Assets(1)                          $1,041,831  $  943,703  $  904,442   $274,544  $272,115  $234,249   $322,892  $259,387  $183,184
Sales
  Gross                               992,466     945,828     845,716    456,348   454,460   363,690    387,748   349,070   310,340
  Intersegment                             --          16          --         --        --        --         --        30        --
  Net                                 992,466     945,812     845,716    456,348   454,460   363,690    387,748   349,040   310,340
Segment profit(2)                      94,016      96,594      79,443     50,685    51,000    42,460     42,000    38,887    41,618
Capital expenditures(3)                22,404      21,145      26,383     13,952    12,270     8,200     14,988    10,537    10,202
Depreciation and amortization(3)       42,499      38,161      32,573      8,802     7,287     5,246     12,814    10,595     9,034

                                      Test Instrumentation                    Subtotal
-------------------------------------------------------------------------------------------------
                                     1999      1998      1997        1999        1998        1997
-------------------------------------------------------------------------------------------------
Assets(1)                        $319,978  $305,383  $183,842  $1,959,245  $1,780,588  $1,505,717
Sales
  Gross                           311,776   271,062   123,508   2,148,338   2,020,420   1,643,254
  Intersegment                         --        --        --          --          46          --
  Net                             311,776   271,062   123,508   2,148,338   2,020,374   1,643,254
Segment profit(2)                  18,344    20,893    11,509     205,045     207,374     175,030
Capital expenditures(3)             9,618     4,482     1,708      60,962      48,434      46,493
Depreciation and amortization(3)    9,269     7,691     2,700      73,384      63,734      49,553



                                       Divested Business                     Total
-------------------------------------------------------------------------------------------------
                                    1999    1998      1997         1999         1998         1997
-------------------------------------------------------------------------------------------------
Assets(1)                          $  --   $  --   $ 4,536   $1,959,245   $1,780,588   $1,510,253
Sales
  Gross                               --      --    11,425    2,148,338    2,020,420    1,654,679
  Intersegment                        --      --        --           --           46           --
  Net                                 --      --    11,425    2,148,338    2,020,374    1,654,679
Segment profit(2)                     --      --      (353)     205,045      207,374      174,677
Capital expenditures(3)               --      --       203       60,962       48,434       46,696
Depreciation and amortization(3)      --      --       307       73,384       63,734       49,860

38 United Dominion Industries

GEOGRAPHIC INFORMATION

                                               United States                         Europe                     Other Countries
-----------------------------------------------------------------------------------------------------------------------------------
                                         1999       1998       1997         1999      1998      1997       1999      1998      1997
-----------------------------------------------------------------------------------------------------------------------------------
Long-lived assets(4)               $  948,198  $  930,577  $  880,844   $241,577  $151,292  $ 75,315   $ 41,170  $ 10,804  $  9,279
Net sales(5)                        1,441,068   1,380,155   1,125,060    424,559   371,469   266,086    282,711   268,750   252,108
Segment profit(6)                     132,299     154,122     133,427     49,051    29,596    21,219     23,695    23,656    20,384

                                        Divested Businesses                     Total
---------------------------------------------------------------------------------------------------
                                       1999      1998     1997         1999        1998        1997
---------------------------------------------------------------------------------------------------
Long-lived assets(4)               $     --  $     --  $ 4,536   $1,230,945  $1,092,673  $  969,974
Net sales(5)                             --        --   11,425    2,148,338   2,020,374   1,654,679
Segment profit(6)                        --        --     (353)     205,045     207,374     174,677

RECONCILIATION OF SEGMENT PROFIT TO NET INCOME

                                                                       1999                1998                1997
-------------------------------------------------------------------------------------------------------------------
Segment profit                                                    $ 205,045           $ 207,374           $ 174,677
Corporate expenses                                                  (23,673)            (30,231)            (29,485)
Corporate restructuring charges                                          --              (6,788)                 --
Interest - net                                                      (40,178)            (35,750)            (18,544)
Other income (expense) - net                                         (6,555)            (12,048)              7,080
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes(7)            134,639             122,557             133,728
Income tax provision(7)                                             (45,729)            (22,869)            (48,838)
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                    88,910              99,688              84,890
Income from discontinued operations                                      --                  --              56,174
-------------------------------------------------------------------------------------------------------------------
Net income                                                        $  88,910           $  99,688           $ 141,064
===================================================================================================================

(1) Assets exclude $282,330, $310,069, and 238,568 of corporate amounts in 1999, 1998, and 1997, respectively,.

(2) Includes restructuring costs of $7,712, $0, $5,402, and $9,084 in 1999 and $7,786, $275, $443, and $1,044 in 1998 for the Flow Technology, Machinery, Specialty Engineered Products and Test Instrumentation segments, respectively (note 3). In 1998, Flow Technology also includes an $11,285 gain on sale of business (note 3) while Specialty Engineered Products includes a $6,000 charge related to settlement of litigation.

(3) Capital expenditures and depreciation and amortization exclude $316 and $1,333, $3,307 and $1,131, and $13,900 and $977 of corporate amounts in
    1999, 1998 and 1997, respectively.

(4) Long-lived assets consist of fixed assets, goodwill and other intangible assets.

(5) Attributed to countries based on location of customer.

(6) Attributed to countries based on location of customer. Includes restructuring costs of $21,661, $273, and $264 in 1999 and $6,614, $2,346, and $588 in 1998 in the United States, Europe, and other countries, respectively (note 3).

(7) In the Consolidated Statements of Income, goodwill charges, net of tax, are shown separately while for segment reporting purposes the goodwill charges are included in segment profit and the realted tax benefit is included in the income tax provision.

                                                   United Dominion Industries 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, RESTATED (note 2)

United Dominion Industries
December 31, 1999, 1998 and 1997
(Amounts in Thousands of U.S. Dollars)


9.   Capital Stock

The company is incorporated under the Canada Business Corporations Act and is authorized to issue an unlimited number of common and preferred shares of no par value.

    The company has a stock option and restricted stock plan under which options for a term not exceeding 10 years may be granted to key employees and directors to purchase common shares of the company at a price not less than 100% of their fair market value at the date of grant. Common shares reserved for exercise of these options or the issuance of restricted stock may not at any time exceed 10% of the number of common shares then outstanding. Transactions involving the plan are summarized below.


                                                 Options
                                      --------------------------
                                      Available for                          Option Price            Weighted-Average
                                      Future Grant       Granted            Per Share (Cdn.)       Exercise Price (Cdn.)
------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1996       1,546,622        1,776,575           $ 9.375-$33.125             $  25.34
Exercised                                     --         (110,255)            9.375-33.00                  21.98
Granted                                 (463,400)         463,400             36.65-38.87                  36.83
------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1997       1,083,222        2,129,720             9.375-38.87                  28.02
Exercised                                     --         (445,422)            9.375-36.65                  23.60
Granted                                 (435,250)         435,250             28.95-40.00                  35.26
Expired                                   21,100          (21,100)           26.375-36.65                  29.76
------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998         669,072        2,098,448             9.375-40.00                  30.44
Exercised                                     --         (103,400)            12.75-26.625                 22.26
Granted                                 (589,625)         589,625             29.80-32.775                 30.03
Restricted stock issued                 (113,190)              --
Additional shares authorized           1,196,993               --
------------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1999       1,163,250        2,584,673           $9.375-$40.00               $  30.67
========================================================================================================================
EXERCISABLE AT DECEMBER 31, 1999                        1,736,724           $9.375-$40.00               $  29.97
========================================================================================================================

    The following table provides certain information with respect to stock options outstanding at December 31, 1999.

                                                            Weighted-
                                           Weighted-         average
                          Stock options     average         remaining
Range of exercise price    outstanding   exercise price  contractual life
-------------------------------------------------------------------------
                                             (Cdn.)          (years)

Under $28.00 (Cdn.)          802,011      $   24.31            4.3
Over $28.00 (Cdn.)         1,782,662          33.54            7.9
-------------------------------------------------------------------------
                           2,584,673      $   30.67            6.8
=========================================================================


    The following table provides certain information with respect to stock options exercisable at December 31, 1999.


                                                    Weighted-
                             Stock options           average
Range of exercise price       exercisable         exercise price
----------------------------------------------------------------
                                                      (Cdn.)
Under $28.00 (Cdn.)             802,011               $24.31
Over $28.00 (Cdn.)              934,713                34.84
----------------------------------------------------------------
                              1,736,724               $29.97
================================================================

    The restricted stock issued during 1999 had a fair value at the date of grant of $2,263 or U.S. $19.99 per share. The sale of this stock is restricted for six years from the date of grant. Restricted stock was also issued during 1996 which is restricted for periods up to five years from the date of the grant. Compensation expense related to all restricted shares is recorded over the applicable restriction period and amounted to $1,204, $1,984 and $1,406 in 1999, 1998 and 1997, respectively.

    The company's management incentive plans contain a feature that allows participants the opportunity to elect to receive restricted common shares in lieu of a portion of their cash bonuses. The number of shares issued is increased by a multiple in order to provide participants an incentive to elect to receive shares. A total of 55,365 and 43,845 shares were issued in 1999 and 1998, respectively, to participants who made such share elections.

10.  Interest Expense - Net

Net interest expense is composed of the following:


                                   1999           1998           1997
----------------------------------------------------------------------
Interest on long-term debt      $ 38,217       $ 35,749       $ 22,441
Other interest expense             5,319          3,117          3,757
Interest income                   (3,358)        (3,116)        (7,654)
----------------------------------------------------------------------
                                $ 40,178       $ 35,750       $ 18,544
=========================================================================

     Net interest paid totaled $43,018, $33,082 and $20,104 for 1999, 1998 and 1997, respectively.

11.  Benefit Plans

The company and its subsidiaries have defined benefit pension plans covering approximately one half of all employees. Plans covering eligible salaried employees call for benefits to be paid at retirement based primarily upon years of service and their compensation rates near retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. Contributions to the plans reflect benefits attributed to employees' services


40 United Dominion Industries
to date and also for benefits expected to be earned in the future. Assets of the plans consist primarily of cash and cash equivalents, common and preferred stocks, government bonds, investment-grade corporate bonds and other fixed income investments. The company also provides, through non-qualified plans, supplemental pension payments in excess of the qualified plan limits imposed by income tax regulations. These non-qualified plans are unfunded.

     The following tables set forth the change in projected benefit obligation, change in plan assets and the funded status of the company's North American benefit plans as of December 31, 1999 and 1998.

                                                            Pension Benefits                Other Benefits
                                                          ---------------------------------------------------
                                                          1999            1998           1999           1998
-------------------------------------------------------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of year             $ 178,733       $ 167,993       $(33,659       $ 26,883
  Service cost                                            3,988           3,917            690            729
  Interest cost                                          14,947          14,162          2,617          2,216
  Plan participants' contributions                            5              17             --             --
  Plan amendment                                             --              --            799          1,446
  Actuarial (gain) loss                                  (1,750)          2,403          1,045          3,588
  Benefits paid                                         (10,550)         (9,759)        (1,256)        (1,203)
-------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                     185,373         178,733         37,554         33,659
-------------------------------------------------------------------------------------------------------------
Change in plan assets
  Fair value of plan assets at beginning of year        212,175         205,953
  Return on plan assets                                  27,541          12,894
  Employer contribution                                   1,754           3,070
  Plan participants' contributions                            5              17
  Benefits paid                                         (10,550)         (9,759)
-------------------------------------------------------------------------------
  Fair value of plan assets at end of year              230,925         212,175
-------------------------------------------------------------------------------

  Funded status                                          45,552          33,442        (37,554)       (33,659)
  Unrecognized net actuarial (gain) loss                (33,668)        (23,933)         9,617          7,551
  Unrecognized prior service cost                         3,220           3,327          3,733          5,476
  Unrecognized net transition obligation                     18              27          1,335          1,502
-------------------------------------------------------------------------------------------------------------
  Prepaid (accrued) benefit cost on the
   consolidated statements of financial position      $  15,122       $  12,863       $(22,869)      $(19,130)
==============================================================================================================

     The weighted-average discount rate used to measure the projected benefit obligation is 8.5%, the average rate of increase in future compensation levels is approximately 5% and the expected long-term rate of return on assets is 8.5%. The company amortizes prior service cost and unrecognized gains and losses using the straight-line method over the average future service life of active participants.

     The components of net periodic benefit cost are as follows:


                                                 Pension Benefits                         Other Benefits
                                       ------------------------------------------------------------------------
                                       1999           1998           1997          1999       1998         1997
---------------------------------------------------------------------------------------------------------------
Service cost                        $  3,988       $  3,917       $  4,557       $  690      $  729      $  738
Interest cost                         14,947         14,162         13,233        2,617       2,216       1,777
Expected return on plan assets       (17,416)       (16,067)       (13,858)          --          --          --
Amortization                          (1,543)          (879)          (682)       1,688       1,680       1,509
---------------------------------------------------------------------------------------------------------------
Net periodic benefit cost           $    (24)      $  1,133       $  3,250       $4,995      $4,625      $4,024
===============================================================================================================

     A number of the company's operating units have defined contribution plans pursuant to Section 401(k) of the U.S. Internal Revenue Code. The total expense of these plans was $5,522, $5,475 and $3,893 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The company's German operations have pension plans, which in accordance with applicable laws, are unfunded. The weighted average discount rate used to measure the projected benefit obligation of the German plans is 6% - 7% and the rate of increase in future compensation levels is 3% - 3.5% for 1999 and 1998.

     The status of the German plans at December 31, 1999 and 1998 as reflected in the Consolidated Statements of Financial Position is as follows:


                                                1999           1998
--------------------------------------------------------------------
Benefit obligation at beginning of year      $ 17,992       $ 16,421
Service cost                                      433            376
Interest cost                                   1,291          1,126
Actuarial loss                                  1,138            265
Acquisition                                     7,330             --
Settlements                                       (56)            --
Benefits paid                                    (687)          (726)
Foreign exchange rate changes                  (2,475)           530
--------------------------------------------------------------------
Benefit obligation at end of year            $ 24,966       $ 17,992
====================================================================


                                                   United Dominion Industries 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, RESTATED (note 2)

United Dominion Industries
December 31, 1999, 1998 and 1997
(Amounts in Thousands of U.S. Dollars)


     The components of net periodic benefit cost are as follows:


                                 1999        1998        1997
-------------------------------------------------------------
Service cost                   $  433      $  376      $  875
Interest cost                   1,291       1,126       1,089
Amortization of prior
   service cost                   128         134         136
-------------------------------------------------------------
Net periodic benefit cost      $1,852      $1,636      $2,100
=============================================================

     The company provides certain postretirement health care and life insurance benefits to a limited number of employees. The costs associated with these benefits are not significant and are recorded on a "pay-as-you-go" or cash basis.

12.  Commitments and Contingencies

A number of claims and lawsuits seeking unspecified damages and other relief are pending against the company. It is impossible at this time for the company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the company's consolidated financial position.

     The company has been named along with several other parties in a number of administrative proceedings maintained by federal and state agencies arising out of alleged releases or contributions of hazardous substances into the environment. None of the proceedings is, in the opinion of management, either individually or viewed in connection with all the proceedings, material to the company's liquidity, consolidated operating results, or consolidated financial position. While the company has participated and in the future will participate in the funding of clean up costs in connection with certain of the proceedings, it does not believe that material monetary sanctions will be imposed against it as a result of any of the proceedings.

     The company has an agreement to sell certain qualifying accounts receivable to a financial institution on a revolving basis. The amount sold as of December 31, 1999 and 1998 was $62,900 and $62,000, respectively. The amount sold at any time must be supported by available credit under the revolver. Certain of the company's operations have entered into agreements with third party finance companies to provide wholesale financing of their product to distributors. The company is responsible for the repurchase of new product in the event it is acquired by the finance companies through repossession. At December 31, 1999, the total amount of new product financed under these agreements is approximately $12,000. At December 31, 1999, the company also has sold approximately $8,000 of receivables under recourse agreements. Reserves have been provided for any anticipated losses under these agreements.

     In the normal course of business, letters of credit and bank guarantees are issued by banks for account of the company, which in the opinion of management, have no material effect on the company's financial position. At December 31, 1999, the company was contingently liable for $84,000 under these arrangements.

     The company does not trade in financial instruments and does not engage in speculation. However, it does enter into a limited range and number of derivative financial instrument contracts. The company has a program in place to manage foreign currency risk. As part of that program, the company has entered into a limited number of foreign currency forward exchange contracts to hedge foreign currency transactions or intercompany loan payments. The company's foreign exchange contracts do not subject the company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the transactions being hedged. As of December 31, 1999, the company's German operations had approximately DM 183 million ($93,000) of forward exchange contracts outstanding which are designed to convert the receipt of foreign currencies from sales outside of Germany into DM. The forward exchange contracts generally have maturities which do not exceed one year and exchange rates are agreed to at the inception of the contracts.

     The company has operating leases covering machinery, equipment, office, warehouse and manufacturing facilities. Future minimum lease payments under operating leases at December 31, 1999 are as follows:


2000                                           $14,505
2001                                            13,025
2002                                             8,633
2003                                             5,003
2004                                             3,648
Thereafter                                       7,091
------------------------------------------------------
                                               $51,905
======================================================

13.  Year 2000

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the company, including those related to customers, suppliers, or other third parties, have been fully resolved.

14.  Differences Between Canadian and United States Accounting Principles

Generally accepted accounting principles (GAAP) in Canada allow for the reduction of stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the company made in 1990, is not permitted by United States GAAP and would result in an increase in capital stock and a reduction in retained earnings at December 31, 1999 and 1998 of


42 United Dominion Industries

$128,093. Canadian GAAP also permits expenses related to the issue of capital stock, net of income taxes, to be deducted from retained earnings while United States GAAP requires such expenses to be deducted from the proceeds of stock issuances credited to capital stock. This reclassification would reduce capital stock and increase retained earnings by $20,905 at December 31, 1999 and 1998.

     The CICA recently adopted a new standard for recognizing the cost of pensions and other postretirement benefits (Handbook Section 3461). The new standard, effective for fiscal years beginning after January 1, 2000, essentially harmonizes Canadian rules with United States GAAP and requires accruing the cost of providing postretirement health care benefits during the years that the employee renders the necessary service. The company currently records health care benefits on a "pay-as-you-go" basis for benefits paid on behalf of active and retired employees. The healthcare benefit obligations not recorded by the company for active and retired employees due to use of the "pay-as-you-go" basis versus accrual accounting totaled approximately $12,000 at December 31, 1999. Additionally, CICA Handbook Section 3461 requires that for purposes of determining the pension liability, the discount rate must be based on current bond market yields rather than management's best estimate of the plan's long-term returns. This change in the discount rate will increase the volatility of pension expense in the future and create an additional pension liability of approximately $16,000 which will need to be recorded upon adoption of this new accounting standard. The company intends to retroactively adopt CICA Handbook Section 3461 in the first quarter of 2000. After tax effecting the above amounts, these changes will result in increases to other assets of approximately $3,000 and accrued liabilities of approximately $7,000 and decreases to other (non-current) assets of approximately $16,000, other (non-current) liabilities of approximately $3,000 and retained earnings of approximately $17,000.

     Canadian GAAP allows for the capitalization and subsequent amortization of start-up costs for new facilities and joint ventures. Effective January 1, 1999, United States GAAP requires the expensing of these costs as incurred as well as the expensing of any previously capitalized costs. As of December 31, 1999, United States GAAP would require the company to expense approximately $729, net of tax, of unamortized costs that had been capitalized in prior years.

     The income statement format adopted in 1999 by the company as permitted by CICA Handbook Section 1580, Business Combinations (note 2) is not allowed under United States GAAP. Presentation under United States GAAP requires that the gross goodwill charges be included as a component of operating income and the associated income tax benefit be included as a component of the income tax provision. This reclassification does not affect reported net income.

     United States GAAP requires the dual presentation of basic and diluted earnings per share. Diluted earnings per share reflects the assumed exercise of dilutive securities such as the company's stock options.

     The following table reflects the impact on net income, weighted-average shares outstanding and net earnings per share of complying with United States GAAP as it pertains to the items noted above.

                                          1999          1998           1997
----------------------------------------------------------------------------
Net income under
  Canadian GAAP                         $88,910       $99,688       $141,064
Increased (decreased) by:
  Pension expense                        (1,990)       (1,483)        (1,470)
  Postretirement benefits                  (594)         (588)          (753)
  Start-up costs                           (729)           --             --
  Other                                      31          (321)            76
----------------------------------------------------------------------------
Net income under
  United States GAAP                    $85,628       $97,296       $138,917
============================================================================
Weighted-average shares
  outstanding (000s)
    Canadian GAAP                        39,642        40,755         44,439
      Less restricted stock
        outstanding                        (177)         (123)          (269)
----------------------------------------------------------------------------
  United States GAAP - Basic             39,465        40,632         44,170
    Effect of dilutive securities:
      Restricted stock                      177           123            269
      Employee stock options                176           281            303
----------------------------------------------------------------------------
  United States GAAP - Diluted           39,818        41,036         44,742
============================================================================
Net earnings per share
  Canadian GAAP
    Continuing operations               $  2.24       $  2.45       $   1.91
    Discontinued operations                  --            --           1.26
----------------------------------------------------------------------------
    Net earnings                        $  2.24       $  2.45       $   3.17
============================================================================
  United States GAAP - Basic
    Continuing operations               $  2.17       $  2.39       $   1.87
    Discontinued operations                  --            --           1.28
----------------------------------------------------------------------------
    Net earnings                        $  2.17       $  2.39       $   3.15
============================================================================
  United States GAAP - Diluted
    Continuing operations               $  2.15       $  2.37       $   1.84
    Discontinued operations                  --            --           1.26
----------------------------------------------------------------------------
    Net earnings                        $  2.15       $  2.37       $   3.10
============================================================================

     United States GAAP requires reporting on comprehensive income. For the years ended December 31, 1999, 1998 and 1997, comprehensive income, as defined under United States GAAP, is as follows:


                                     1999           1998            1997
-------------------------------------------------------------------------
Net income under
  United States GAAP              $ 85,628       $ 97,296       $ 138,917
Foreign currency translation
  adjustments, net of tax           (4,298)          (576)         (6,055)
-------------------------------------------------------------------------
Comprehensive income under
  United States GAAP              $ 81,330       $ 96,720       $ 132,862
=========================================================================


                                                   United Dominion Industries 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, RESTATED (note 2)
United Dominion Industries
December 31, 1999, 1998 and 1997
(Amounts in Thousands of U.S. Dollars)


    The application of United States GAAP previously discussed would result in increases in other (non-current) liabilities of approximately $5,000 and common shares of approximately $107,000 and decreases in goodwill of approximately $2,000, other (non-current) assets of approximately $6,000, accrued liabilities of approximately $1,000, and retained earnings of approximately $119,000 as of December 31, 1999. At December 31, 1998, the application of United States GAAP would result in increases in accrued liabilities of approximately $2,000, other (non-current) liabilities of approximately $5,000 and common shares of approximately $107,000 and decreases in goodwill of approximately $2,000 and retained earnings of approximately $116,000.

    The company's accounting for stock options is essentially the same as the intrinsic value method prescribed by existing accounting pronouncements effective in the United States. United States GAAP encourages, but does not require companies to record compensation cost for stock option plans at fair value and requires the disclosure of pro forma net income and earnings per share information as if the company had accounted for its employee stock options issued beginning in 1995 under the fair value method. Accordingly, the fair value of the options issued have been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 5.2%, 5.1% and 6.2%; dividend yields of 1.8%, 1.6% and 1.0%; volatility factors of the expected market price of the company's common stock of .37, .39 and .33; and a weighted-average expected life of the options of eight years. The weighted-average grant-date fair values of options issued in 1999, 1998 and 1997 was $8.28, $12.60 and $12.43, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period that ranges from six months to three years. Retroactive application of the fair value method to prior years is not permitted, therefore the full effect of the fair value method will not be reflected in the pro forma disclosures until it has been applied to all non-vested options. Assuming the company had accounted for its stock options issued under the fair value method, United States GAAP pro forma net income and basic and diluted earnings per share for the years ended December 31, 1999, 1998 and 1997 would have been $82,556, $2.09 and $2.07; $94,134, $2.32 and
$2.29; and $136,508, $3.09 and $3.05, respectively.

    United States GAAP requires disclosure of changes during the year in non-cash working capital balances pertaining to operating activities. The following table reflects such changes for the years ended December 31, 1999, 1998 and 1997.

                                           1999          1998          1997
-----------------------------------------------------------------------------
Decrease (increase) in
  current assets
    Accounts and
      notes receivable                   $ 19,677      $(39,063)    $ (7,582)
    Inventories                           (16,677)      (21,184)     (15,124)
    Other current assets                   23,249        (9,359)      (4,937)
Increase (decrease) in
  current liabilities
    Accounts payable and
      accrued liabilities                  (6,267)       27,148        5,140
    Customer advances                      (8,829)        6,200         (831)
-----------------------------------------------------------------------------
                                         $ 11,153      $(36,258)    $(23,334)
=============================================================================

    United States GAAP requires disclosure of the effect of a one-percentage point increase or decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit cost and the accumulated post-retirement benefit obligation for health care benefits. The following table reflects such effects. Since the company is on a pay-as-you-go basis, this disclosure relates to the pro forma disclosures contained in the reconciliation of net income previously discussed.

                                     1-Percentage         1-Percentage
                                    Point Increase       Point Decrease
-----------------------------------------------------------------------
Effect on total of service and
  interest cost components                $ 84                $ (76)
Effect on postretirement
  benefit obligation                       916                 (848)

15. Quarterly Financial Information (Unaudited)

                                                                                                            Net Earnings
                                   Sales                  Gross Profit*               Net Income              Per Share
-------------------------------------------------------------------------------------------------------------------------
                              1999         1998           1999       1998          1999       1998         1999      1998
-------------------------------------------------------------------------------------------------------------------------
First Quarter            $  478,404   $  444,135       $141,667   $129,872        $13,986    $14,327       $0.35    $0.35
Second Quarter              549,272      523,692        166,518    161,329         27,348     26,608        0.69     0.65
Third Quarter               546,998      524,755        170,946    159,691         27,956     21,378        0.71     0.52
Fourth Quarter              573,664      527,792        183,188    167,680         19,620     37,375        0.50     0.92
----------------------------------------------------------------------------------------------------
Full year                $2,148,338   $2,020,374       $662,319   $618,572        $88,910    $99,688       $2.24    $2.45
=========================================================================================================================

*  Represents sales less cost of sales


44 United Dominion Industries

AUDITOR'S REPORT

To the Shareholders of United Dominion Industries Limited


We have audited the consolidated statements of financial position of United Dominion Industries Limited as at December 31, 1999 and 1998 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.


 /s/ KPMG LLP


Chartered Accountants


Toronto, Canada
January 28, 2000



MANAGEMENT'S RESPONSIBILITY

Management is responsible for the preparation and integrity of the Consolidated Financial Statements and other information appearing in this annual report. The Consolidated Financial Statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, accordingly, include some amounts based on management's best judgments and estimates. Financial information in this annual report is consistent with that in the Consolidated Financial Statements.

    In fulfilling our responsibilities, management has developed and continues to maintain systems of internal accounting controls including written policies and procedures and segregation of duties and responsibilities. Although no cost-effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded and the financial records are reliable for preparing the financial statements.

    Our independent auditors conduct an audit of the company's Consolidated Financial Statements in accordance with generally accepted auditing standards. Their audit includes a review of internal accounting controls to the extent they deem necessary for the purposes of their audit. Their report appears on this page.

    The Board of Directors carries out its responsibility for the Consolidated Financial Statements in this annual report principally through its Audit Committee, consisting solely of outside directors. The Audit Committee meets periodically with the independent auditors to discuss specific accounting, reporting and internal control matters. The independent auditors have full and free access to the Audit Committee.


 /s/ William R. Holland                  /s/ William Dries


William R. Holland                      William Dries
Chairman and                            Senior Vice President and
Chief Executive Officer                 Chief Financial Officer
January 28, 2000


                                                  United Dominion Industries 45

SIX-YEAR STATISTICAL SUMMARY

United Dominion Industries
Years Ended December 31
(U.S. $ Millions, Except Per Share Data)


                                                   1999    1998    1997    1996    1995    1994
------------------------------------------------------------------------------------------------
OPERATING RESULTS
------------------------------------------------------------------------------------------------
Sales                                              2,148   2,020   1,655   1,433   1,329   1,083
Income from continuing operations
    before goodwill charges                          111     117      97      80      73      53
Income from continuing operations                     89     100      85      69      65      47
Income from discontinued operations                    -       -      56      17      14      15
Net income                                            89     100     141      87      79      62

FINANCIAL CONDITION AND RATIOS
------------------------------------------------------------------------------------------------
Working capital                                      375     427     259     358     281     260
Current ratio                                        1.7     1.9     1.6     1.9     1.7     1.6
Total assets                                       2,242   2,091   1,749   1,587   1,475   1,334
Net fixed assets                                     351     318     301     289     270     228
Depreciation                                          46      42      34      30      27      24
Additions to fixed assets                             61      52      61      51      39      24
Long-term debt (including current portion)           638     596     339     302     392     311
Shareholders' equity                                 919     886     873     807     607     565
Return on average common shareholders' equity(%)     9.9    11.9    16.4    12.9    13.5    13.0

PER COMMON SHARE DATA
------------------------------------------------------------------------------------------------
Continuing operations before goodwill charges       2.79    2.88    2.19    1.79    1.77    1.31
Continuing operations                               2.24    2.45    1.91    1.56    1.56    1.15
Discontinued operations                                -       -    1.26    0.39    0.35    0.40
Net earnings                                        2.24    2.45    3.17    1.95    1.91    1.55
Common dividends                                    0.36    0.36    0.28    0.20    0.20    0.20
Book value                                         23.54   21.86   20.16   17.83   15.33   13.10

SHAREHOLDERS AND EMPLOYEES
------------------------------------------------------------------------------------------------
Number of common shareholders                      1,363   1,372   1,512   1,764   1,925   2,051
Number of employees                               13,615  12,135  11,123  11,252  10,666  12,282
Number of common shares outstanding (thousands)   39,048  40,521  43,282  45,239  39,620  39,443
================================================================================================

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada. If accounting principles generally accepted in the United States were applied, the net income and the related basic and diluted earnings per share amounts for 1999, 1998, 1997, 1996, 1995, and 1994 would amount to approximately $86 million, $97 million, $139 million, $84 million, $76 million and $60 million, or $2.17 and $2.15; $2.39 and $2.37; $3.15 and $3.10; $1.90 and $1.88; $1.84 and $1.83; and $1.48
and $1.48 per share, respectively. In addition, in 1994, $49 million of preferred shares would not be classified in the shareholders' equity caption but would be shown separately. See note 14 to the Consolidated Financial Statements.


46 United Dominion Industries

DIRECTORS AND OFFICERS
United Dominion Industries


DIRECTORS
------------------------------------------------------------------------------------------------------------------------------------
DONALD N. BOYCE (1997)(2)                   JERE A. DRUMMOND (1999)(3)                 DR. HARRY A. NURKIN (1999)(4)
Chairman, IDEX Corporation                  President and Chief Executive Officer,     President and Chief Executive Officer,
(Diversified manufacturer)                  BellSouth Communications Group             Carolinas Healthcare System
                                            (Telecommunications company)               (Integrated healthcare services system)
HERMANN BUERGER (1997)(3)
Executive Vice President, Commerzbank       THE HON. JAMES A. GRANT PC, QC             DALTON D. RUFFIN (1974)(1,2)
(International bank)                        (1989)(1,4)                                Corporate Director
                                            Partner, Stikeman, Elliot                  Chairman of the Compensation and Human
JAMES E. COURTNEY (1989)(2,4)               (Law firm)                                 Resources Committee and Lead Director
Corporate Director                          Chairman of the Nominating and
                                            Corporate Governance Committee             WILLIAM W. STINSON(1986)(1)
PETER A. CROSSGROVE (1993)(2)                                                          Corporate Director
Chairman, Premdor Inc.                      WILLIAM R. HOLLAND (1985)(1)               Chairman of the Executive Committee
(International door manufacturing company)  Chairman and Chief Executive Officer,
                                            United Dominion Industries Limited         GEORGE S. TAYLOR (1995)(3)
R. STUART DICKSON (1990)(1,3)                                                          Corporate Director
Chairman of the Executive Committee,        RUSSELL C. KING, JR. (1992)(4)
Ruddick Corporation                         Corporate Director                         Committees of the Board of Directors
(International thread and regional                                                       (1) Executive Committee
supermarket company)                        JOHN T. MAYBERRY (1999)(3)                   (2) Compensation and Human
Chairman of the Audit and Risk              President and Chief Executive Officer,           Resources Committee
Management Committee                        Dofasco Inc.                                 (3) Audit and Risk Management Committee
                                            (Steel producer)                             (4) Nominating and Corporate
                                                                                             Governance Committee
CORPORATE OFFICERS
------------------------------------------------------------------------------------------------------------------------------------
WILLIAM R. HOLLAND                          JAMES M. GIBBS                             JUNE P. HASSETT
Chairman and Chief Executive Officer        Senior Vice President;                     Vice President, Taxes
                                            President, Flow Technology Segment
GLENN A. EISENBERG                                                                     C. THEODORE LEINBACH III
President and Chief Operating Officer       TIMOTHY J. VERHAGEN                        Vice President and Controller
                                            Senior Vice President;
B. BERNARD BURNS, JR.                       President, Test Instrumentation Segment    RICHARD L. MAGEE
Executive Vice President and                                                           Vice President, General Counsel and Secretary
Chief Administrative Officer                LOTHAR WAHL
                                            Senior Vice President;                     B. J. SMITH
WILLIAM DRIES                               President, Machinery Segment               Vice President, Human Resources
Senior Vice President and
Chief Financial Officer                     J. MILTON CHILDRESS II                     THOMAS J. SNYDER
                                            Senior Vice President,                     Vice President, Treasurer
RICHARD F. BRADBURY                         Planning and Development
Senior Vice President;                                                                 NANCY H. SPURLOCK
President, Specialty Engineered Products                                               Vice President, Corporate Communications

OPERATING MANAGEMENT
------------------------------------------------------------------------------------------------------------------------------------
FLOW TECHNOLOGY                             MACHINERY                                  TEST INSTRUMENTATION
JOHN L. BREWER                              GERALD H. MEIER                            MICHAEL J. GRAUSAM
President, CMB                              President, Agricultural Equipment          President, Lunaire/LDS
                                            Division

JAMES P. DOHERTY                            LOTHAR WAHL                                THOMAS L. HAMMOND
President, Flair                            President, Compaction Division             President, Advanced Industrial Technologies
                                            Specially Engineered Products

JOHN W. GLEDHILL                            SPECIALTY ENGINEERED PRODUCTS              ANDREW G. HOARE
President, Mueller Steam Specialty          BEN E. FELLOWS                             President, Test Measurement Division
                                            President, Door Products Division
WILLIAM C. GRIFFITHS                                                                   DENNIS K. PORZIO
President, Fluid Systems Division           DAVID B. PALMER                            President, Atmospheric Air Division
                                            President, C&M
RICHARD D. LANDON
President, Marley Cooling Tower Company     DENNIS K. PORZIO
                                            President, Marley Electric Heating
IVAN G. LARSH
President, Waukesha Cherry-Burrell          VINCENT P. SULLIVAN
                                            President, Dock Products Division
THOMAS O. MAY
President, Weil-McLain                      GARY M. WOLFF
                                            President, Fenn Manufacturing
ROBERT J. MOORE
President, Marley Pump


                                                  United Dominion Industries 47

SHAREHOLDER INFORMATION

United Dominion Industries

UNITED DOMINION INDUSTRIES LIMITED
The company was incorporated as Dominion Bridge Company, Limited in 1882, reincorporated under the Companies Act of Canada on July 30, 1912 and continued under the Canada Business Corporations Act effective May 8, 1980.

ANNUAL MEETING
The annual meeting of shareholders will be held in The Upper Canada Room of The Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada on Tuesday, April 25, 2000 at 2 p.m.

STOCK LISTINGS
Toronto, New York
Ticker Symbol: UDI

TRANSFER AGENT & REGISTRAR
Canada - Montreal Trust Company, Montreal, Toronto, Winnipeg, Regina, Calgary, Vancouver
United States - The Bank of Nova Scotia Trust Co.

DIVIDEND INFORMATION
United Dominion's dividend policy is to pay prudent and sustainable common share dividends. Cash dividends of U.S. $0.36 per common share were paid in 1999.

TAXATION OF U.S. SHAREHOLDERS
Under the terms of the Income Tax Act (Canada) and the United States-Canada tax convention, taxable dividends paid to United States resident shareholders (other than tax exempt organizations and qualified trusts) of United Dominion Industries Limited are, with limited exceptions, subject to a Canadian withholding tax of 15 percent. Generally, capital gains on the disposition by U.S. residents of securities issued by United Dominion Industries Limited are exempt from Canadian tax unless the securities were either held in the conduct of a Canadian business or held by a former long-term resident of Canada.

COMPANY INFORMATION
Information about United Dominion Industries is available from the following company sources:

   Shareholders should contact Richard L. Magee, Vice President,
General Counsel and Secretary. Telephone 704/347-6909.

   Institutional investors, brokers and securities analysts should contact Thomas J. Snyder, Vice President and Treasurer. Telephone
704/347-6874. Or, Michael P. Morgan, Jr., Senior Manager, Investor Relations. Telephone 704/347-6529.

   For general information, including the company's 1999 Form 10-K without exhibits, previous annual reports, quarterly reports and company profile literature, contact Corporate Communications. Telephone 704/347-6916.

   North American shareholders may call the toll-free Shareholder Information Line - 1-800-956-4509.

   Current information about the company is available on-line at www.uniteddominion.com.

   All correspondence should be addressed to:

        United Dominion Industries
        2300 One First Union Center
        301 South College Street
        Charlotte, NC  28202 USA
        Telephone:  704/347-6800
        Telefax:  704/347-6900

NONDISCRIMINATION POLICY
No United Dominion employee or applicant for employment shall be discriminated against on account of race, color, religion, sex, national origin, disability or age.

SAFE HARBOR STATEMENT
This annual report may contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1934, as amended, that represent the company's current expectations or beliefs concerning future events. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in such forward-looking statements include (i) global economic conditions; (ii) the current business environment, both in North America and abroad, including interest rates and consumer and capital spending, (iii) competitive factors; (iv) new product development and introduction; (v) changes in laws and regulations, including those affecting taxes and environmental matters; (vi) technological developments and technological issues; (vii) the introduction of the Euro; and (viii) continuation of the favorable environment in which to make acquisitions, in North America and internationally, including regulatory requirements and the availability of acquisition candidates at affordable prices. Such factors, and other factors, could cause actual results or events to differ materially from expectations. This provision is intended to comply with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

ENVIRONMENTAL POLICY AND PRINCIPLES
It is United Dominion's policy to protect air, water, and land resources; to provide a safe work environment for employees; and to be a responsible corporate citizen. The company is committed to the following principles: to preserve health, safety and a sound environment; to continue efforts to reduce, reuse or recycle, minimizing releases to the environment; to operate its facilities in compliance with applicable regulatory requirements; to work constructively with government bodies and the public to preserve precious environmental resources; to monitor the performance of its operations to ensure proper environmental performance and a safe workplace; to devote resources toward minimizing the impact of its processes and products on the environment; to conduct educational and instructional programs to ensure its employees know, understand and comply with environmental and health/safety laws and regulations; to provide information to the public regarding its operations and their relationship to the community; and to encourage conservation of resources and energy and promote recycling in its business practices in plants and offices around the world.

48 United Dominion Industries

TOTAL SHAREHOLDER RETURN

The following graph compares cumulative total return (assuming reinvestment of dividends) for the company's common shares against The Toronto Stock Exchange Composite 300 (TSE 300) for the five-year period ended December 31, 1999, assuming $100 (Cdn.) invested on December 31, 1994.

UNITED DOMINION VS. TSE 300/S&P*
(Canadian Dollars)

                                    [GRAPH]


COMMON SHARE MARKET PRICES

          Toronto Stock Exchange       New York Stock Exchange
            (Canadian Dollars)             (U.S. Dollars)
Quarter     1999         1998           1999           1998
---------------------------------------------------------------
        High   Low    High   Low    High   Low    High   Low
First   35.95  28.40  46.00  34.00  24.19  18.94  33.50  24.50
Second  40.00  29.50  50.00  43.00  27.19  19.69  35.00  30.38
Third   37.15  33.05  49.00  25.50  24.94  22.56  33.44  16.88
Fourth  35.20  28.50  34.00  25.00  23.88  18.94  22.13  16.13
Year    40.00  28.40  50.00  25.00  27.19  18.94  35.00  16.13
---------------------------------------------------------------

At December 31, 1999, the closing price was Cdn. $28.40 on The Toronto Stock Exchange and $19.94 on the New York Stock Exchange.

[RECYCLE LOGO] Portions of this annual report printed on recycled paper. Designed and produced by Corporate Reports Inc./Atlanta